Mail Stop 3561

August 8, 2007

Mr. Peter Cunningham
Chief Executive Officer and Director
Gamma Pharmaceuticals, Inc.
2225 Angelfire Street
Las Vegas, Nevada 89128

> **Re: Gamma Pharmaceuticals, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Filed July 7, 2007**
> **File No. 033-61890**

Dear Mr. Cunnigham:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Item 8A. Controls and Procedures, page 33

1.   We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

- We note your statement that "no matter how well designed and operated, a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.
- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Please revise your filing to address each of the matters noted above, or confirm that you will do so in future filings.

Financial Statements, page F-1

Note 1: Description of Business and Summary of Significant Accounting Policies

Intangible Assets, page F-7

2.   We note that you determined that the intangible assets (trademarks and copyrights) acquired through the "Technology Transfer Agreement" have an indefinite life. Please revise your disclosure to separately state the amount recorded for each category of acquired intangible asset, and tell us how you evaluated each of the criteria in paragraph 11 and Appendix A of SFAS 142 to determine that the acquired intangibles had an indefinite useful life. We note that your financial statements include a going concern qualification, which would appear to indicate that the useful life of any acquired intangibles would be limited due to economic factors regarding your continuing viability. In addition, we note that the situations in which it would be appropriate to use an indefinite useful life for trademarks are limited to situations in which the acquired assets have a demonstrated history of generating positive cash flows and are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. Please revise the financial statements and related disclosures accordingly.

3.   We note that a valuation analysis was performed by BCC Capital Partners. Please note that where reference is made to the use of valuation firms or other experts, the consent of the expert should be filed as an exhibit to any registration statement

or Exchange Act report that is incorporated by reference into a registration statement.

Note 7: Equity, page F-12

4. Based on your disclosure, it appears the common stock included in the units purchased on November 1, 2006 and January 31, 2006 has not been issued at the balance sheet date. Accordingly, it would appear that the related balances should be reflected as liabilities rather than equity at March 31, 2007 and that the shares should not be reflected as outstanding. Please clarify and revise the financial statements accordingly.

Note 8: Stock Warrants and Options, page F-14

5. Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations. Tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity. Also, please file each of the agreements relating to the various financing activities as material contract exhibits in accordance with Item 601 of Regulation S-B.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies